Summarized Minutes of the Meeting of the Fiscal Council

DATE AND TIME: On February 03, 2025, at 2:00 p.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

Following examination of the Administration with respect to the increase in capital stock, within the authorized stock capital, through the capitalization of reserves and share bonus, the Councilors resolved to draft the following opinion:

*"After examining the proposal with respect to the increase in capital stock in the amount of 33,334,060,190.00 (thirty-three billion, three hundred thirty-four million, sixty thousand, one hundred ninety Brazilian reais), from R$ 90,729,000,000.00 (ninety billion, seven hundred and twenty-nine million Brazilian reais) to R$ 124,063,060,190.00 (one hundred twenty-four billion, sixty-three million, sixty thousand, one hundred ninety Brazilian reais), through the capitalization of Revenue Reserves – Statutory Reserves and granting to the stockholders in the form of a bonus of 1 (one) new share for every 10 (ten) shares of the same type held, the members of the Fiscal Council of **ITAÚ UNIBANCO HOLDING S.A.** agreed with the justification for the proposal, opining favorably that the proposal should be submitted for the approval of the Board of Directors."*

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 03, 2025. (undersigned) Gilberto Frussa – Chairman of the Fiscal Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors.

Gustavo Lopes Rodrigues

Investor Relations Officer